SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TICKETS.COM, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.000225 PER SHARE
(Title of Class of Securities)

88633M101
(CUSIP Number)

Ignacio Suarez-Zuloaga Competiber, S.A. López de Hoyos 5 Madrid, Spain 28006 34-91-51-58-132
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 88633M101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COMPETIBER, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,535,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,535,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Cannot be estimated. See Item 5
14	TYPE OF REPORTING PERSON CO

CUSIP No. 88633M101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IGNACIO SUAREZ-ZULOAGA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,535,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,535,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Cannot be estimated. See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88633M101	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMON SUAREZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,535,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,535,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Cannot be estimated. See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88633M101	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VALOR XXI SICAV, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,535,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,535,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,535,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Cannot be estimated. See Item 5
14	TYPE OF REPORTING PERSON OO

    Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $ 0.000225 par value per share (the “Shares”), of Tickets.com, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Anton Boulevard, 11th Floor, Costa Mesa, California 92626.

    Item 2. Identity and Background.

      This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are Competiber, S.A., a Spanish corporation, Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez and Valor XXI SICAV, S.A., a Spanish investment fund. The address of Competiber, S.A., Mr. Ignacio Suarez-Zuloaga and Mr. Ramon Suarez is Lopez de Hoyos 5, Madrid, Spain 28006. The address of Valor XXI SICAV, S.A. is c/o Morgan Stanley, Serrano 55, Madrid, Spain 28001. Competiber, S.A. is a family-owned corporation controlled by Mr. Ramon Suarez, its president, and Mr. Ignacio Suarez-Zuloaga, its chief executive officer. Valor XXI SICAV, S.A. is an investment fund listed on the Madrid Stock Exchange, which is managed by Morgan Stanley and controlled by Mr. Ignacio Suarez-Zuloaga.

      The present principal occupation of Mr. Ignacio Suarez-Zuloaga is management consulting and he is employed by CLI Consultores, S.A., the address of which is Lopez de Hoyos, 5, Madrid, Spain 28006. Mr. Ramon Suarez is retired. Each of Mr. Ramon Suarez and Mr. Ignacio Suarez-Zuloaga is a citizen of Spain. The name, business address and principal occupation or employment and citizenship of each director and executive officer of Competiber, S.A. and Valor XXI SICAV, S.A. is set forth on Schedule A.

      During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

    Item 3. Source and Amount of Funds or Other Consideration.

     The purchase price for the Shares is set forth on Schedule B. Such purchases were funded through working capital and personal funds.

    Item 4. Purpose of Transaction.

     The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of making a passive minority financial investment in the Issuer.

     On April 21, 2004, Mr. Ignacio Suarez-Zuloaga contacted the Issuer to discuss becoming a member of the Issuer’s board of directors. On June 29, 2004, the Issuer’s general counsel replied to Mr. Ignacio Suarez-Zuloaga that his proposal was being considered. Mr. Ignacio Suarez-Zuloaga has been involved in other discussions with the Issuer on a continuing basis and may in the future enter into specific discussions relating to matters that could be material to the Issuer.

      The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

      Except as set forth herein and in connection with the communications described above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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    Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own 2,535,664 Shares. The percent of the Shares owned by the Reporting Persons cannot be determined from information available to the Reporting Persons. The Issuer last reported the number of its Shares outstanding on September 30, 2002 (7,555,000). However, the Reporting Persons have been informed that such number of Shares is no longer accurate.

      As of the date hereof, Competiber, S.A., Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez and Valor XXI SICAV, S.A. held of record 1,736,900, 509,008, 276,900 and 12,586, respectively, of the Issuer’s issued and outstanding Shares.

      By virtue of the fact that Mr. Ramon Suarez and Mr. Ignacio Suarez-Zuloaga are members of the same family (father and son, respectively) and that Competiber, S.A. and Valor XXI SICAV, S.A. are controlled by Mr. Ramon Suarez and Mr. Ignacio Suarez-Zuloaga, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,535,664 Shares of the Issuer’s issued and outstanding Shares.

      Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,535,664 Shares that may be deemed to be owned beneficially by each of them.

(c) Information concerning transactions in Shares since 2001 is set forth on Schedule B. Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Mr. Ignacio Suarez-Zuloaga has discretion to sell and vote Shares owned by Mr. Ramon Suarez.

     On September 29, 2004, Competiber, S.A. and the Issuer entered into a confidentiality and standstill agreement pursuant to which Competiber, S.A. and its directors, officers, employees, agents and advisors agreed to maintain certain Issuer information provided to them confidential and to abstain from trading in the Issuer’s securities until the Issuer’s audited financial statements for the year ended December 31, 2004 are on file with the SEC or the Issuer otherwise receives the written opinion of legal counsel that any such trading in the Issuer’s securities will not violate any U.S. law or regulation of the SEC.

     Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

    Item 7. Material to be Filed as Exhibits.

      None.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated as of October 19, 2004

COMPETIBER, S.A.

By:	/s/ Ignacio Suarez-Zuloaga

Name: Ignacio Suarez-Zuloaga
Title: Chief Executive Officer

IGNACIO SUAREZ-ZULOAGA

/s/ Ignacio Suarez-Zuloaga

Name: Ignacio Suarez-Zuloaga

RAMÓN SUAREZ

/s/ Ramón Suarez

Name: Ramón Suarez

VALOR XXI SICAV, S.A.

By:	/s/ Ignacio Suarez-Zuloaga

Name: Ignacio Suarez-Zuloaga
Title: President and CEO

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of each Reporting Person which is not an individual are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the indicated Reporting Person. Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Present Principal Occupation Including Name and
Name and Business Address	Address of Employer

Directors of Competiber, S.A.
Ramon Suarez	Retired; Lopez de Hoyos 5, Madrid Spain
Ignacio Suarez-Zuloaga	Management Consultant; Lopez de Hoyos 5, Madrid Spain
Lucia Suarez-Zuloaga	Entrepreneur; Lopez de Hoyos 5, Madrid Spain

Directors of Valor XXI SICAV, S.A.
Ignacio Suarez-Zuloaga	Management Consultant; Lopez de Hoyos 5, Madrid Spain
Arantza Gonzalez	Morgan Stanley employee; Serrano, 55, Madrid Spain

Present Principal Occupation Including Name and
Name and Business Address	Address[1] of Employer

Executive Officers
(Who Are Not Directors) of Competiber, S.A.
Valle Herrera	Controller; Lopez de Hoyos 5, Madrid Spain

Executive Officers
(Who Are Not Directors) of Valor XXI SICAV, S.A.
None

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SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE 2001, BY REPORTING PERSONS

      All of the purchases of Shares set forth below were made by the Reporting Persons

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Average Price Per Share	Aggregate Purchase Price

Year 2001	26,000	open market purchase	7.62	198,029
Year 2002	319,186	open market purchase	1.36	434,024
May 2003	23,000	open market purchase	0.60	13,800
June 2003	2,000	open market purchase	0.47	940
July 2003	34,000	open market purchase	0.54	18,360
August 2003	74,000	open market purchase	0.53	39,220
September 2003	74,000	open market purchase	0.59	43,660
October 2003	50,000	open market purchase	0.56	28,000
November 2003	127,900	open market purchase	0.52	66,508
December 2003	564,195	open market purchase	0.55	310,307
January 2004	326,252	open market purchase	0.59	192,489
February 2004	19,131	open market purchase	0.60	11,479
May 2004	40,000	open market purchase	0.40	16,000
June 2004	16,000	open market purchase	0.49	7,840
July 2004	369,300	open market purchase	0.52	192,036
August 5	25,000	open market purchase	0.65	16,250
August 6	74,000	open market purchase	0.67	49,321
August 6	50,000	open market sale	0.66	32,974
August 9	137,000	open market purchase	0.69	94,530
August 12	73,400	open market purchase	0.68	49,912
August 12	25,000	open market purchase	0.66	16,438
August 17	16,500	open market purchase	0.63	10,436
August 18	46,000	open market purchase	0.64	29,555
August 18	50,000	open market sale	0.63	31,434
August 19	50,000	open market sale	0.62	30,939
August 19	46,000	open market purchase	0.63	29,095
August 20	50,000	open market purchase	0.44	22,120
August 24	13,000	open market purchase	0.56	7,313
August 30	15,000	open market purchase	0.62	9,300
September 1	695,000	open market purchase	0.56	389,200
September 1	695,000	open market sale	0.56	388,496
September 8	55,000	open market purchase	0.70	38,500
September 9	2,000	open market purchase	0.71	1,410
September 10	35,000	open market purchase	0.70	24,588
September 13	76,000	open market purchase	0.73	55,480
September 14	22,000	open market purchase	0.74	16,280
September 16	9,800	open market purchase	0.95	9,329
Total	2,535,664

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